UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 11, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291 - CF#36438

CorVel Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits to Forms 10-K, 10-Q and 8-K filed from June 2009 to June 9, 2017, as modified in certain cases by the same contract refiled with fewer redactions as Exhibits to Form 10-K filed June 10, 2016, June 9, 2017 and June 8, 2018.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.37	10-K	June 8, 2018	through June 14, 2019
10.38	10-K	June 8, 2018	through June 14, 2019
10.39	10-K	June 8, 2018	through June 14, 2019
10.42	10-K	June 8, 2018	through June 14, 2019
10.43	10-K	June 8, 2018	through June 14, 2019
10.44	10-K	June 8, 2018	through June 14, 2019
10.37	10-K	June 9, 2017	through June 14, 2019
10.38	10-K	June 9, 2017	through June 14, 2019
10.39	10-K	June 9, 2017	through June 14, 2019
10.1	10-Q	February 3, 2017	through June 14, 2019
10.2	10-Q	February 3, 2017	through June 14, 2019
10.3	10-Q	February 3, 2017	through June 14, 2019
10.1	8-K	November 12, 2015	through June 14, 2019
10.2	8-K	November 12, 2015	through June 14, 2019
10.3	8-K	November 12, 2015	through June 14, 2019
10.25	10-K	June 12, 2015	through June 14, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary